June 23, 2025

Steven Gutterman
Chief Executive Officer
Gryphon Digital Mining, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Gryphon Digital Mining, Inc.
           Registration Statement on Form S-4
           Filed June 6, 2025
           File No. 333-287865
Dear Steven Gutterman:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. Please revise the cover page to disclose the estimated Exchange Ratio of each class of
       ABTC common shares for each class of Gryphon common shares, the implied price per share and the aggregate value of the consideration of the merger. In addition, please disclose the number of shares of each class of common stock offered in connection with the Mergers.
Notice of Special Meeting of Shareholders, page i

2. Please revise to briefly describe proposals 3 to 7 here, in the prospectus summary and on page 64.
 June 23, 2025
Page 2
Questions and Answers About the Mergers
What will happen to Gryphon if, for any reason, the Mergers do not close, page xxi

3. Please expand your disclosure in this section to address the termination fee.
Regulatory Approvals, page 6

4. Please disclose the date that the the notification and report form were submitted pursuant to the HSR Act and the current status of approval under the HSR Act.
Terms of the Mergers; Merger Consideration, page 6

5. Please revise to disclose the situations in which the Exchange Ratio is adjustable upward or downward, including the issuance of ABTC's financing involving a private placement, the potential of Gryphon to conduct a reverse stock split and the sale of not more than $5 million of Gryphon's common stock under its at-the-market offering program for the purpose of repaying the Anchorage Loan prior to Closing. In addition, please disclose, if known, the number of shares of Class A Common Stock that ABTC plans to issue prior to the Closing and the number of shares of common stock that
       Gryphon plans to issue prior to the Closing.
Ownership of the Combined Company After the Mergers, page 7

6. Please disclose here, on the cover page, in the second complete risk factor on page 17 and on page 126 the percentage of voting power that the holders of ABTC Common
       Stock and the holders of equity interests of Gryphon will have following the completion of the Mergers. In addition, please disclose here the percentage of the
       Combined Company that Hut 8 will own and the voting power that Hut 8 will have following the completion of the Mergers.
Certain Related Agreements, page 10

7. Please revise to disclose here the termination date of the ABTC Support Agreement, the Gryphon D&O Support Agreements, and the Gryphon Support Agreement (Anchorage). In addition, please disclose the voting power of the directors and
       executive officers that entered into the Gryphon D&O Support Agreements and identify the parties to the agreements. Also please disclose the voting power of
       Anchorage in your discussion of the Gryphon Support Agreement (Anchorage). Also
       disclose that the parties to the Gryphon D&O Support Agreements have also agreed to vote against any Gryphon Acquisition Proposal or any proposal with respect to
       Gryphon that is in opposition to or in competition with the Mergers. Risk Factors
Risks Related to the Mergers
Gryphon and ABTC are expected to incur substantial expenses, page 22

8. Please revise your disclosure to provide, to the extent available, an estimate of the expenses that Gryphon and ABTC have incurred and are expected to incur in connection with the Mergers.
 June 23, 2025
Page 3
Risks Related to Gryphon
To the extent that any such claims may be based upon federal law claims,
Section 27, page 29

9. We note that the heading to this risk factor addresses Section 27 of the Exchange Act but that the disclosure under this heading addresses Section 22 of the Securities Act.
       Please revise to expand this risk factor to also address Section 27 of the Exchange Act and revise the heading to indicate that the risk factor addresses both
Section 22 of the
       Securities Act and Section 27 of the Exchange Act.
Risks Related to the Combined Company
The Proposed Charter will include a forum selection clause, page 61

10. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce the provision related to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
The Mergers
Board of Directors and Management Following the Mergers, page 71

11. We note that ABTC has not yet determined the fifth director of the Combined
       Company and that it may hire additional executive officers. Please disclose when
       ABTC expects to identify the fifth director and the individuals who will serve as any other executive officers.
Background of the Mergers, page 72

12. Please add disclosure to describe the negotiations regarding the voting power of
       Gryphon stockholders and ABTC stockholders in the Combined Company.
13. Please disclose any discussions between Gryphon and other potential strategic partners regarding alternative transactions as well as the other financial and strategic alternatives that Gryphon considered. Please describe with sufficient detail so that investors understand why these alternative options were not pursued or were rejected.
       In this regard, we note your disclosure on page 87 that Gryphon conducted a through review of strategic alternatives.
14. Please disclose whether a specific post-transaction share of equity in the combined company as between Gryphon stockholders and stockholders of the Hut 8 counterparty to the transaction was considered either in the March 6,
2025 or March
       11, 2025 meeting and, if so, which party proposed the post-transaction share of equity.
       In addition, please summarize the terms that were discussed and negotiated in the
       March 13, 2025, March 24, 2025, March 25, 2025 and March 31, 2025
meetings.
       Similarly, please disclose the exchange ratio that was proposed in the April 28, 2025 meeting and disclose which party proposed the exchange ratio.
15. Please briefly describe Gryphon's and its affiliates' rights and obligations under the
       Captus Agreement so that investor's understand the agreement in the context of the
       Merger Agreement negotiation with Hut 8. Also address the impact to Gryphon of its assignment of the rights and obligations under the Captus Agreement and why
       Gryphon agreed to assign its rights and obligations under the Captus Agreement.
 June 23, 2025
Page 4

16.    We note your disclosure on page 73 that, "[o]n February 14, 2024, members of
       Gryphon   s management held in-person meetings with several investment bankers in
       New York and discussed on a no-names basis the possibility of a business
       combination transaction involving Gryphon" and that "Gryphon   s
management was
       encouraged by the generally positive reception to this concept." Please expand this section to clarify whether the purpose of this meeting was to elicit response regarding
       Gryphon's current engagement with a strategic partner for the purposes of a business combination transaction or to find alternative strategic partners. Opinion of Marshall & Stevens, page 77

17. Please disclose any material relationship that existed during the past two years or that is contemplated between Marshall & Stevens, including its affiliates, and Gryphon and its affiliates. If no such relationship existed or is contemplated, so state. Similarly, please disclose any material relationships between Marshall & Stevens and Hut 8 and its affiliates or American Bitcoin and its affiliates.
18. Please disclose any projections contained in the presentations provided to Marshall
       & Stevens, named "Building America's Bitcoin Infrastructure Backbone" and the
       "New Standard in Bitcoin Mining," to the extent that Marshall & Stevens used those projections to reach its fairness determination.
Gryphon's Reasons for the Approval of the Mergers, page 86

19. We note your disclosure in the fifth bullet point on page 87 that Gryphon considered
       ABTC's current business plan in connection with its decision to approve the Merger
       Agreement and the transactions contemplated by the Merger Agreement.
Please
       expand this bullet point to briefly describe which aspects of ABTC's business plan
       Gryphon considered and clarify what you mean by the "upcoming value inflection points."
ABTC's Reasons for the Approval of the Mergers, page 89

20. Please expand the eighth bullet point on page 89 to clarify what you mean by the
       "current economic, industry and market conditions affecting ABTC." Marshall & Stevens Fairness Opinion, page J-1

21. We note the Opinion provided by Marshall & Stevens includes the statement, "[o]ur
       Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity for any other purpose." As drafted, this statement may be construed as a disclaimer of liability to the security holders. Please have Marshall & Stevens revise the Opinion to remove this statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 23, 2025
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Adam C. Berkaw